VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

April 5, 2004

04024150

VIA FEDERAL EXPRESS

RECEIVED
SEC MAIL PROCESSING
APR 0 7 2004
WASH. D.C. 158 SECTION

United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Dear Sirs/Mesdames:

SUPPL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Enclosures

United States Sec Filing
April 5, 2004

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Intersects High Grade Gold Intervals in the U-V Zones Winter Drill Program at Tower Mountain, Ontario - dated March 3, 2004

Correspondence with Securities Commission(s)

2. Form 45-102F2 re: March 3, 2004 distribution – dated March 15, 2004
3. Form 45-102F2 re: March 14, 2004 distribution – dated March 15, 2004
4. Cover letter enclosing the Company's Interim Financial Statements and MD&A for period ended January 31, 2004
5. Company's Interim Financial Statements and MD&A for period ended January 31, 2004

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

March 3, 2004 Ticker Symbol: VAL-TSX Venture

VALGOLD INTERSECTS HIGH GRADE GOLD INTERVALS IN THE U-V ZONES WINTER DRILL PROGRAM AT TOWER MOUNTAIN, ONTARIO

ValGold Resources Ltd ("ValGold") is pleased to report that it has completed the first 10 diamond drill holes of its 2004 drilling program at its Tower Mountain project and received assays from the first three holes. The project is located immediately south and west of the Trans-Canada Highway, 40 kilometers west of Thunder Bay in the Matawin gold belt of northwestern Ontario.

The drilling for the current stage is to in-fill and extend the strike length tested on the U-V gold zone during our fall of 2003 campaign. In 2004 each drill hole has achieved its intended target and all holes report multiple intersections with significant gold values. In addition, notable high-grade intersections were achieved in:

?? **Hole 04-01 including 5.64 g/t Au over a core length of 1.5 m (0.165 ounces per ton {oz/t} over 4.9 ft);**

?? **Hole 04-02 with the gold zone intersected consisting of 3.0 m averaging 7.20 g/t Au (9.8 ft averaging 0.21 oz/t Au) and;**

?? **Hole 04-03 intersecting the best grade to date with 12 m averaging 76.43 g/t Au (39.3 ft averaging 2.23 oz/t Au) within which 3 m averaged 304.0 g/t Au (9.8 ft averaging 8.87 oz/t Au) that contained 1.5 m of 588.9 g/t Au (4.9 ft grading 17.19 oz/t Au).**

Check assays are being completed on the very high-grade samples to ensure accuracy and to determine if the presence of abundant coarse gold may have resulted in any sample misrepresentation. Approximately 795 m of core drilling were completed in holes 04-1, -02 and -03. The total length drilled in the 2004 winter drill program is approximately 2,700m. All drill intersections grading greater than 0.5 g/t Au for the first three holes are reported in the table at the end of this release and the locations of the collar sites together with drill sections, trench geology and sampling maps will be made available as soon as possible on the ValGold website: www.valgold.com. Mr. Robert T. Chataway, P.Geo. was responsible for the field work, including the drilling, logging and sampling of the core and is considered a Qualified Person in accordance with National Instrument 43-101.

Hole 04-01

Hole 04-01 was collared to probe the northern strike potential of the U and V gold zones, coring in a northeast direction at a location 50m northwest of DDH03-09. The purpose of Hole 04-01 was to confirm the bearing of the mineralization as established in last year's campaign and to test for the northeastern extension of the mineralization. Oriented at –45°, the hole cut variably altered intermediate to felsic flows and pyroclastic units. As has been ValGold's practice throughout the Tower Mountain drilling, the entire core of the hole was split and sampled at 1.5m (4.9 ft) intervals. Four mineralized horizons occur within the 261 m drilled and these are listed in the following table.

Hole 04-02

Hole 04-02 was sited 100m southeast of the collar of Hole 04-1 and half way between (50 m spaced) holes 03-10 and 03-11. For the most part, the geology as identified in the core consists of interfingered variably altered porphyritic volcanic and intrusive rocks of intermediate composition and sedimentary units of similar composition. The hole intersected several interesting zones of gold mineralization that are

associated with subtly varied quartz veinlets with minor disseminated pyrite and trace chalcopyrite. Five intervals graded on average greater than 0.5 g/t Au and are listed in the table at the end of the release. Of the significant gold zones drilled in Hole 04-02, the two most notable zones intersected consisted of 7.5m averaging 0.67 g/t Au (24.6 ft averaging 0.02 oz/t Au) and 3.0 m (9.8 ft) averaging 7.2 g/t (0.21 oz/t) Au, including 1.5m of 13.73 g/t (0.40 oz/t) Au.

Hole 04-03

Hole 04-03 was designed to in-fill between two of last years widely spaced holes, 03-10 and 03-11, to test the down dip potential of the main U-V trenched mineralization. In the trenched areas, the U-V zone was channel sampled across three 14 m intervals, each of which consistently averaged approximately 1 g/t Au. The drill hole intersected geology very similar to hole 04-03 except where the hole penetrated the well mineralized section at a core depth of approximately 31.5 m and continued in the zone to a depth of 117.0 m. Over the entire 85.5 m (280 ft) of core, the mineralization returned a weighted average grade of 1.27 g/t Au (0.04 oz/t Au) with all high grade assays cut to 34.3 g/t or 1 oz/t Au. The abovementioned very high-grade interval occurs over 4.5 m core length within this envelope of lower grade mineralization and is distinguished by a 30 centimeter quartz carbonate vein containing abundant pinhead-sized gold grains. The vein is sandwiched between an upper 3 m thick unit of very dense argillaceous rock and a lower mafic dyke that is about 1 m thick. At least two more zones were discovered down the hole and are described in the table following.

Summary

ValGold's exploration in the Matawin gold belt to date is currently focused on its Tower Mountain property plus the adjoining Bateman Lake claims and optioned freehold leases. The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 5,233 acres (2,118 ha). The project affords ValGold coverage of 8 km of the gold belt where more than 30 gold occurrences have now been discovered. In addition, new claim groups have been staked in both Horne and Lamport Townships, both are located on-strike and west of the Tower Mountain project. The Horne Township claim group consists of 156 units (2,525 ha or 6,240 acres), located 5 km west of the Tower Mountain property. In Lamport Township, ValGold has staked 69 units that total 1,104 ha (2,730 acres). The units are situated 3 km south of the past producing Shebandowan nickel mine and 35 km west of Tower Mountain.

For further information on the Company's projects, visit the Company's website at www.valgold.com.

Stephen Wilkinson
President

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547
Email: info@coal-harbor.com Toll Free: 1-877-642-6200

List of the Tower Mountain Project significant drill intercepts in DDH 04-01 to DDH 04-03 where sample intervals of 1.5m graded 0.5 g/t Au or greater.

Hole #	From (m)	To (m)	Width (m)	Width (ft)	Au g/t	Au oz/t
DDH04-01	42.0	43.5	1.5	4.9	0.92	0.03
	64.5	70.5	6.0	19.6	1.41	0.04
	81.0	**82.5**	**1.5**	**4.9**	**5.64**	**0.165**
	156.0	157.5	1.5	4.9	0.75	0.02
DDH04-02	42.0	43.5	1.5	4.9	0.57	0.02
	60.0	61.5	1.5	4.9	0.58	0.02
	82.5	**85.5**	**3.0**	**9.8**	**7.20**	**0.21**
Including	**84.0**	**85.5**	**1.5**	**4.9**	**13.73**	**0.40**
	96.0	97.5	1.5	4.9	0.59	0.02
DDH04-03	31.5	43.5	12.0	39.3	0.93	0.03
	54.0	55.5	1.5	4.9	0.68	0.02
	64.5	66.0	1.5	4.9	0.61	0.02
	70.5	**82.5**	**12.0**	**39.3**	**76.43**	**2.23**
Including	**73.5**	**75.0**	**1.5**	**4.9**	**588.9**	**17.19**
And	**75.0**	**76.5**	**1.5**	**4.9**	**19.11**	**0.56**
	111.0	112.5	1.5	4.9	1.01	0.03
	115.5	117.0	1.5	4.9	1.63	0.05
	153.0	156.0	3.0	9.8	0.60	0.02
	208.5	210.0	1.5	4.9	0.61	0.02

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

ValGold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 3, 2004 of 10,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 15th day of March 2004.

VALGOLD RESOURCES LTD.

By: "Shannon Ross"
Shannon Ross, CFO

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

ValGold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 14, 2004 of 50,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 15th day of March 2004.

VALGOLD RESOURCES LTD.

By: "Shannon Ross"
Shannon Ross, CFO

VALGOLD RESOURCES LTD.

VALGOLD

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@valgold.com

March 31, 2004 **VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland

Dear Sirs:

Interim Financial Statements and MD&A for the period ended January 31, 2004

We enclose Interim Financial Statements and Management's Discussion and Analysis for the period ended January 31, 2004, of ValGold Resources Ltd. (the "Company"), which were today mailed to shareholders appearing on the Company's supplemental mailing list.

Sincerely,

VALGOLD RESOURCES LTD.

(signed)"Shannon M. Ross"

Shannon M. Ross,
Corporate Secretary

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3339
cc: TSX Venture Exchange

VALGOLD RESOURCES LTD.

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2004 AND 2003

(unaudited – prepared by management)

VALGOLD RESOURCES LTD.

(an exploration stage company)
Balance Sheets
(unaudited – prepared by management)

	January 31, 2004	July 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 3,433,347	$ 295,135
Restricted cash	801,404	--
Temporary investments	651,415	759,881
Marketable securities	--	852,361
Due from related parties (Note 7)	117,514	126,129
Accounts receivable and prepaids	146,402	77,224
	5,150,082	2,110,730
Mineral property interests (see schedule) (Note 4)	962,746	496,950
Investments (Note 5)	1,442,565	1,361,504
Equipment	--	1,222
	$ 7,555,393	$ 3,970,406
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 124,933	$ 50,256
Deferred gain	--	200,000
	124,933	250,256
Shareholders' equity		
Share capital (Note 6)	33,772,905	32,225,232
Contributed surplus	419,159	2,534
Deficit	(26,761,604)	(28,507,616)
	7,430,460	3,720,150
	$ 7,555,393	$ 3,970,406

See accompanying notes to financial statements.

Approved by the Directors

Stephen J. Wilkinson

Frank A. Lang

VALGOLD RESOURCES LTD.

(an exploration stage company)
Statements of Operations and Deficit
(unaudited – prepared by management)

	Three months ended January 31, 2004	Three months ended January 31, 2003	Six months ended January 31, 2004	Six months ended January 31, 2003
Expenses				
Amortization	$ 1,150	$ --	$ 1,222	$ 267
Foreign exchange	(99)	(50)	13,180	5,209
Legal, accounting and audit	57,751	8,953	67,698	13,612
Office and administration	473,106	107,186	573,555	163,254
Write-down of mineral property interests	--	--	3	--
Management fees	7,500	20,000	15,000	46,250
Property investigations	265	5,894	10,081	57,095
Shareholder communications	56,498	23,711	86,096	32,816
Travel and conferences	1,667	6,512	1,667	6,936
Interest and other income	(14,039)	(8,112)	(19,814)	(15,652)
	583,799	164,094	748,688	309,787
Gain on sale of investments	1,295,600	--	2,494,700	--
Earnings (loss) for the period	711,801	(164,094)	1,746,012	(309,787)
Deficit, beginning of period	(27,473,405)	(27,970,574)	(28,507,616)	$(27,824,881)
Deficit, end of period	$(26,761,604)	$(28,134,668)	$(26,761,604)	$(28,134,668)
Earnings (loss) per share, basic	$ 0.04	$ (0.01)	$ 0.11	$ (0.02)
Earnings (loss) per share, fully diluted	$ 0.03	$ (0.01)	$ 0.08	$ (0.02)
Weighted average number of common shares outstanding - basic	17,963,058	13,321,735	16,414,331	12,931,171
Weighted average number of common shares outstanding – fully diluted	23,995,468	13,321,735	21,249,849	12,931,171

See accompanying notes to financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Statements of Cash Flows
(unaudited – prepared by management)

	Three months ended January 31, 2004	Three months ended January 31, 2003	Six months ended January 31, 2004	Six months ended January 31, 2003
Cash provided by (used for):				
Operations				
Earnings (Loss) for the period	$ 711,801	$ (164,094)	$1,746,012	$ (309,787)
Items not involving cash				
Amortization	1,150	--	1,222	267
Stock-based compensation	386,342	--	386,342	--
Gain on sale of investment	(1,295,600)	--	(2,494,700)	--
Accrued interest on temporary investments	(1,107)	--	(1,107)	--
Write down of mineral property interests	--	--	3	--
	(197,414)	(164,094)	(362,228)	(309,520)
Changes in non-cash working capital				
Restricted Cash	(801,404)	--	(801,404)	--
Accounts receivable and prepaids	(84,284)	(6,336)	(69,178)	(15,689)
Due from related parties	(37,608)	2,877	8,615	7,269
Accounts payable and accrued liabilities	82,843	(34,209)	74,677	(551)
	(1,037,867)	(201,762)	(1,149,518)	(318,491)
Investing activities				
Mineral property interests				
Acquisition costs	(35,090)	--	(42,414)	(247)
Exploration and development costs	(231,675)	(133,143)	(367,252)	(180,286)
Investments in securities	(37,500)	--	(2,037,500)	--
Proceeds from sale of investments	2,500,000	--	5,103,500	--
Withdrawals of temporary investments	(3,699)	216,981	109,573	402,705
	2,192,036	83,838	2,765,907	222,172
Financing activities				
Common shares issued for cash	423,527	192,969	1,521,823	192,969
Increase in unrestricted cash and cash equivalents during the period	1,577,696	75,045	3,138,212	96,650
Unrestricted cash and cash equivalents, beginning of period	1,855,651	552,891	295,135	531,286
Cash, restricted cash, and cash equivalents, end of period	$3,433,347	$ 627,936	$ 3,433,347	$ 627,936
Supplemental information				
Shares issued for mineral property interests	$ --	$ --	$ 25,850	$ --
Stock based compensation capitalised	30,283	--	30,283	--

See accompanying notes to financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)

Consolidated Schedule of Mineral Property Interests
Six months ended January 31, 2004
(unaudited – prepared by management)

	Tower Mountain Project and other, Ontario	Hunter Mine, Ontario	Jinzhuang, China	Manitoba Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests January 31, 2004
Acquisition costs						
Balance, beginning of period	$ 74,645	$ --	$ --	$ 46,001	$ --	$ 120,646
Incurred during the period	324	15,950	15,849	18,827	17,314	68,264
Balance, end of period	74,969	15,950	15,849	64,828	17,314	188,910
Exploration and development costs						
Balance, beginning of period	350,014	3,618	--	14,974	7,698	376,304
Incurred during the period						
Assays and analysis	11,993	--	10,910	--	1,305	24,208
Drilling	97,982	--	--	--	--	97,982
Geological and geophysical	55,837	7,050	80,767	7,286	40,671	191,611
Site activities	7,462	1,286	1,000	--	432	10,180
Travel and accommodation	9,889	613	43,028	--	17,719	71,249
Trenching	2,305	--	--	--	--	2,305
	185,468	8,949	135,705	7,286	60,127	397,535
	535,482	12,567	135,705	22,260	67,825	773,839
Write-down of mineral property interests	(3)	--	--	--	--	(3)
Balance, end of period	535,479	12,567	135,705	22,260	67,825	773,836
Total Mineral Property Interests	$ 610,448	$ 28,517	$ 151,554	$ 87,088	$ 85,139	$ 962,746

VALGOLD RESOURCES LTD.

(an exploration stage company)

Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2003
(unaudited – prepared by management)

	Tower Mountain Project, Ontario	Hunter Mine, Ontario	Quetico Belt, Armstrong, Ontario	Manitoba Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests July 31, 2003
Acquisition costs						
Balance, beginning of year	$ 18,286	$ --	$ 3	$ 1	$ --	$ 18,290
Incurred during the year	56,356	--	--	46,000	--	102,356
Balance, end of year	74,642	--	3	46,001	--	120,646
Exploration and development costs						
Balance, beginning of year	20,771	--	--	--	--	20,771
Incurred during the year						
Assays and analysis	25,354	--	--	--	217	25,571
Drilling	107,752	--	--	--	--	107,752
Geological and geophysical	156,306	1,680	2,917	16,910	6,314	184,127
Site activities	3,299	--	--	37	--	3,336
Travel and accommodation	36,532	1,938	--	--	1,167	39,637
	329,243	3,618	2,917	16,947	7,698	360,423
	350,014	3,618	2,917	16,947	7,698	381,194
Write-down of mineral property interests	--	--	(2,917)	(1,973)	--	(4,890)
Balance, end of year	350,014	3,618	--	14,974	7,698	376,304
Total Mineral Property Interests	$ 424,656	$ 3,618	$ 3	$ 60,975	$ 7,698	$ 496,950

1. Basis of presentation

The accompanying financial statements for the interim periods ended January 31, 2004 and 2003, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2003.

2. Nature of operations

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North America and China.

Effective March 27, 2003, the Company changed its name from Valerie Gold Resources Ltd. to ValGold Resources Ltd. The name change was undertaken for corporate purposes and did not involve any change in the Company's capitalization.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

3. Change in accounting principles

Effective August 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The new standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method of accounting for fiscal years beginning on or after January 1, 2002. The standard also requires that all employee stock-based compensation plans be measured and recognized using a fair value based method of accounting for fiscal years beginning on or after January 1, 2004. Early adoption is encouraged by the standard.

The new recommendations have been applied prospectively to all stock-based payments to non-employees granted on or after August 1, 2002, and all stock-based payments to employees and directors granted on or after August 1, 2003.

4. Mineral property interests

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	January 31, 2004 Total Costs	July 31, 2003 Total Costs
Tower Mountain	$ 74,966	$ 535,482	$ 610,448	$ 424,656
Manitoba Nickel	64,828	22,260	87,088	60,975
Horseshoe (a)	17,314	67,825	85,139	7,698
Hunter Gold Mine	15,950	12,567	28,517	3,618
Jinzhuang, China (Note 8(c))	15,849	135,705	151,554	--
Other Ontario (b)	--	--	--	3
	$ 188,907	$ 773,839	$ 962,746	$ 496,950

(a) Horseshoe Property, British Columbia

The Company has entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($7,000 paid) and to issue 100,000 common shares (30,000 issued) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

(b) Armstrong Property, Ontario

Results from exploration on these properties did not meet the Company's expectations, and accordingly the properties were returned to the optionors.

(c) Jinzhuang, China

The Company signed an agreement with the town of Jinzhuang, in Guangdong province, China. This agreement gives the Company exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately $18,000 immediately, and $18,000 on commencement of commercial production. Production will also be subject to a royalty of approximately $0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

4. Mineral property interests (continued)

(d) Manitoba Nickel

The Company entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba.

The Company has staked approximately 30,000 hectares adjoining the Big Claims to the east. The Company, along with Cream Minerals Ltd. and Sultan Minerals Inc. ("Cream" and "Sultan") or the "Companies") have entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totaling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement, the Companies have granted to BHP the options (the "BHP Options") to acquire:

(i) a 51% undivided interest in the Stephens Lake Property (the "First Option"); and

(ii) a 19% undivided interest in the Property (the "Second Option") in addition to the 51% interest.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.

In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture: BHP Billiton - 70%; the Company - 10%; Cream - 10%; and Sultan - 10%. In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture: - BHP Billiton - 51%; the Company - 1/3 of 49%; Cream - 1/3 of 49%; and Sultan - 1/3 of 49%. If, after the joint venture is formed a party's interest falls to 10% or less, that party's interest will convert to a 1 % net smelter royalty.

Hunter Gold Mine

The Company has entered into an option agreement to acquire a 100% interest in Staked Claim 1228673 (the "Property"), located in the Third Concession, Lot 10 in Whitney Township, Ontario, contiguous to the Hunter Gold Mine property. Under the terms of the Agreement the Company has agreed to make total cash payments of $2,000 and issue 10,000 common shares to the optionor (issued subsequent to January 31, 2004). In exchange for the above cash and share payments, the Company has the exclusive right and option to earn 100% interest in the Property, subject only to royalties payable to the optionor, of 2.0% net smelter returns ("NSR") from production of gold, silver and other metals. The Company will have the right to purchase 50% of the NSR from the optionor for $1,000,000 at any time up to the commencement of commercial production.

5. Investments

	Number of Shares	Net Book Value January 31, 2004	Market Value January 31, 2004
Emgold Mining Corporation	400,000	$ 40,000	$ 412,000
Sultan Minerals Inc	665,000	99,750	166,250
Cream Minerals Ltd.	135,000	25,650	101,250
Manhattan Minerals Corp.	50,000	48,464	16,500
LMC Management Services Ltd.	1	1	1
Northern Orion Resources Ltd.	883,333	1,228,700	2,632,332
		$ 1,442,565	$ 3,328,333

6. Share capital

Authorized

100,000,000 common shares without par value

Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2001	12,210,607	$ 31,886,045
Shares issued for mineral property interests	250,000	80,500
Shares issued for finders' fees	80,000	28,800
Balance, July 31, 2002	12,540,607	31,995,345
Shares issued for mineral property interests	150,000	39,500
Private placement – flow-through, less share issue costs	1,178,095	190,387
Balance, July 31, 2003	13,868,702	32,225,232
Shares issued for mineral property interests	85,000	25,850
Private placement – less share issue costs	2,099,500	591,045
Stock options exercised for cash	20,000	5,000
Warrants exercised for cash	119,047	29,762
Private placement – flow-through, less share issue costs	1,571,000	507,251
Private placement – flow-through, less share issue costs	700,000	388,765
Balance, January 31, 2004	18,463,249	$ 33,772,905

The Company completed a non-brokered private placement of 700,000 flow-through units at a price of $0.60 per unit for gross proceeds of $420,000, excluding share issue costs. Each unit consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant. Each whole warrant is exercisable at a price of $0.70 for one common share until December 18, 2004. Finders warrants equal to 10% of the total number of units purchased by their found placees and finders' fees of 7.5% of the gross proceeds were paid to two financial institutions.

6. **Share capital (continued)**

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 3,524,840 stock options. In addition, options may be issued in exchange for goods or services.

A summary of the changes in stock options is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2003	2,300,000	$0.38
Granted	1,100,000	$0.64
Exercised	(20,000)	$0.25
Balance, January 31, 2004	3,380,000	$0.46

Warrants

A summary of the warrants is presented below.

Expiry Date	Warrants	Exercise Price
May 29, 2004	470,000	$0.25
May 29, 2004	117,810	$0.21
October 8, 2005	2,229,200	$0.40
October 10, 2004	935,400	$0.40
December 18, 2004	418,300	$0.70
Balance, January 31, 2004	4,170,710	

7. **Related party transactions and balances**

The following is a summary of the related party transactions for the three-month periods ended January 31, and the related party balances at January 31, 2004 and July 31, 2003:

Services provided by:	Six months ended January 31, 2004	Six months ended January 31, 2003
Lang Mining Corporation (a)		
Management fees	$ 15,000	$ 46,250
LMC Management Services Ltd. (b)		
Services provided	199,294	202,404
Legal services	8,916	26,283

Balances receivable from (c):	January 31, 2004	July 31, 2003
LMC Management Services Ltd. (b)	117,692	124,457
Cream Minerals Ltd.	--	650
Legal fees	--	1,022
	$ 117,692	$ 126,129

7. Related party transactions and balances (continued)

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company. Since January 1, 2003, Lang Mining has been paid $2,500 per month for the services of the chairman of the Company.

(b) Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

(c) Balances receivable from related parties are non-interest bearing and are due on demand.

ValGold Resources Ltd.
January 31, 2004

Schedule A:

See unaudited Consolidated Financial Statements (prepared by management).

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedule of mineral property interests.

2. Related party transactions

See note 6 to the unaudited consolidated financial statements.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended January 31, 2004

Date of Issue	Type of Security	Type of issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
December 10, 2003	Common	Stock options	20,000	$0.25	$5,000	Cash	Nil
December 15, 2003	Common	Private placement	700,000	$0.60	$420,000	Cash	$30,735 finders fee and finders warrants
January 9, 2004	Common	Warrants	30,000	$0.25	$7,500	Cash	Nil
January 16, 2004	Common	Warrants	89,047	$0.25	$22,262	Cash	Nil

(b) Options granted during the three month period ended January 31, 2004

Date of Issue	Number	Name of Optionee	Exercise Price	Expiry Date
November 14, 2003	25,000	Frank A. Lang	$0.64	November 14, 2013
November 14, 2003	200,000	Stephen J. Wilkinson	$0.64	November 14, 2013
November 14, 2003	100,000	Arthur G. Troup	$0.64	November 14, 2013
November 14, 2003	100,000	Andrew F. B. Milligan	$0.64	November 14, 2013
November 14, 2003	100,000	Shannon M. Ross	$0.64	November 14, 2013
November 14, 2003	100,000	William J. Witte	$0.64	November 14, 2013
November 14, 2003	100,000	Sargent H. Berner	$0.64	November 14, 2013
November 14, 2003	100,000	A. Darryl Drummond	$0.64	November 14, 2013
November 14, 2003	10,000	Consultants	$0.64	November 14, 2013
November 14, 2003	165,000	Management company employees	$0.64	November 14, 2013
January 19, 2004	100,000	Consultant	$0.64	January 19, 2014
	1,100,000			

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

18,463,249 shares are issued and outstanding. See note 5 to the unaudited consolidated financial statements.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price($)	Expiry Dates
1,540,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
620,000	0.25	December 12, 2012
20,000	0.25	July 10, 2008
1,000,000	0.64	November 14, 2013
100,000	0.64	January 19, 2014
3,380,000		

(ii)Warrants Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
470,000	0.25	May 29, 2004
117,810	0.21	May 29, 2004
2,229,200	0.40	October 8, 2005
935,400	0.40	October 10, 2004
418,300	0.70	December 18, 2004
4,170,710		

(d) Shares in Escrow

Nil.

5. List of Directors and Officers

Frank A. Lang – Chairman and Director
Sargent H. Berner - Director
William J. Witte – Executive Vice President and Director
A. Darryl Drummond - Director
Andrew F.B. Milligan – Director
Stephen J. Wilkinson – President and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

ValGold Resources Ltd.
January 31, 2004

PROJECT REVIEW

Tower Mountain Property, Ontario
The 2003/2004 winter diamond drilling program has been completed on the Tower Mountain project. The project is situated in the Matawin gold belt of northwestern Ontario, and is located 40 kilometers west of Thunder Bay. During this campaign, 17 drill holes totalling approximately 4,100 meters have been completed. Prior diamond drilling by ValGold amounted to approximately 2,130 meters of core from ten holes.

Eight areas of overburden stripping or trenching were completed prior to the drilling program. The trenches exposed the bedrock between the U and V showings and on-strike areas to the south west and along the original gold trend. The trenching revealed that the U and V showings were in fact part of the same zones of gold mineralization.

Diamond Drilling in 2003
Drilling under and along strike from the U-V trenches yielded high-grade intersections that indicate the potential for several sub-parallel gold zones within a mineralized corridor that may be up to 200m wide and more than 600m long. The zones are near vertical in dip and strike northwesterly. In addition, within the mineralized corridor, wide low-grade areas were commonly intersected such as in DDH02-3, where a broad zone averaged 1.05 g/t Au over 73.5m of core. Throughout the gold corridor, the zones consist of weakly silicified mineralization with very narrow quartz-carbonate veinlets or stockworks that are accompanied by up to 10% disseminated pyrite. A summary of mineralized core intersections is as follows:

Summary of the significant 2003 drill intersections for the Tower Mountain U/V Gold Zones

Hole #	From (m)	To (m)	Width (m)	Width (ft)	Au g/t	Au oz/t
DDH02-2	41.0	42.5	1.5	4.9	23.17	0.68
DDH03-2	78.5	86.0	7.5	24.6	5.44	0.16
	125.0	126.5	1.5	4.9	3.17	0.09
DDH03-3	38.0	45.5	7.5	24.6	2.06	0.06
	78.5	101.0	22.5	73.8	1.01	0.03
DDH03-9	33.0	34.5	1.5	4.9	5.61	0.16
	108.0	111.0	3.0	9.8	6.21	0.18
DDH03-10	13.5	15.0	1.5	4.9	11.49	0.34
	75.0	82.5	7.5	24.6	0.51	0.02
DDH03-11	12.0	13.5	1.5	4.9	1.20	0.04
	66.0	67.5	1.5	4.9	19.76	0.58
DDH03-12	19.5	21.0	1.5	4.9	2.14	0.06

Diamond Drilling in 2004

ValGold commenced follow-up drilling in January 2004, after the results noted above. This stage of the drill program totaled 2,600 meters in ten holes. The drilling for the current stage was to in-fill and extend the strike length tested on the U-V gold zone during our fall of 2003 campaign. In 2004 each drill hole has achieved its intended target and all holes report multiple intersections with significant gold values

ValGold Resources Ltd.
January 31, 2004

Summary of the significant 2004 drill intersections for the Tower Mountain U/V Gold Zones

Hole #	From (m)	To (m)	Width (m)	Width (ft)	Au g/t	Au oz/t
DDH04-01	42.0	43.5	1.5	4.9	0.92	0.03
	64.5	70.5	6.0	19.6	1.41	0.04
	81.0	82.5	1.5	4.9	5.64	0.165
	156.0	157.5	1.5	4.9	0.75	0.02
DDH04-02	42.0	43.5	1.5	4.9	0.57	0.02
	60.0	61.5	1.5	4.9	0.58	0.02
	82.5	**85.5**	**3.0**	**9.8**	**7.20**	**0.21**
Including	**84.0**	**85.5**	**1.5**	**4.9**	**13.73**	**0.40**
	96.0	97.5	1.5	4.9	0.59	0.02
DDH04-03	31.5	43.5	12.0	39.3	0.93	0.03
	54.0	55.5	1.5	4.9	0.68	0.02
	64.5	66.0	1.5	4.9	0.61	0.02
	70.5	82.5	12.0	39.3	76.43	2.23
Including	73.5	75.0	1.5	4.9	588.9	17.19
And	75.0	76.5	1.5	4.9	19.11	0.56
	111.0	112.5	1.5	4.9	1.01	0.03
	115.5	117.0	1.5	4.9	1.63	0.05
	153.0	156.0	3.0	9.8	0.60	0.02
	208.5	210.0	1.5	4.9	0.61	0.02
DDH04-04	52.50	57.00	4.50	14.8	0.77	0.022
	97.50	99.00	1.50	4.9	0.98	0.029
	219.00	270.00	51.00	167.2	0.71	0.021
Including	**228.00**	**234.00**	**6.00**	**19.7**	**1.36**	**0.040**
And	**259.50**	**262.50**	**3.00**	**9.8**	**1.24**	**0.036**
DDH04-05	69.00	72.00	3.00	9.8	0.61	0.018
DDH04-08	91.50	108.00	16.50	54.1	1.20	0.035
Including	**105.00**	**106.50**	**1.50**	**4.9**	**2.14**	**0.063**
	135.00	136.50	1.50	4.9	0.92	0.027
	190.50	192.00	1.50	4.9	0.57	0.017
	214.50	216.00	1.50	4.9	0.82	0.024
	222.00	223.50	1.50	4.9	0.85	0.025
	262.50	264.00	1.50	4.9	0.53	0.015
DDH04-09	18.00	273.00	255.00	836.1	0.42	0.012
	49.50	52.50	3.00	9.8	0.63	0.018
	55.50	57.00	1.50	4.9	0.57	0.017
	171.00	232.50	61.50	201.6	0.77	0.023
Including	183.00	184.50	1.50	4.9	0.98	0.029
And	**195.00**	**198.00**	**3.00**	**9.8**	**12.50**	**0.364**
And	**199.50**	**201.00**	**1.50**	**4.9**	**6.34**	**0.185**
And	**211.50**	**213.00**	**1.50**	**4.9**	**3.16**	**0.092**
And	**225.00**	**226.50**	**1.50**	**4.9**	**4.02**	**0.117**
And	**229.50**	**232.50**	**3.00**	**9.8**	**6.50**	**0.190**
	246.00	247.50	1.50	4.9	0.60	0.017

ValGold Resources Ltd.
January 31, 2004

Project Summary

ValGold's exploration in the Matawin gold belt to date is focused on its Tower Mountain property plus the adjoining Bateman Lake claims and optioned freehold leases. The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 2,118 ha (5,233 acres). The project affords ValGold coverage of 8 km of the gold belt where more than 30 gold occurrences have now been discovered. The primary gold zones of interest are the U-V zones that occur within a well-mineralized northwest striking corridor measuring approximately 200 m across and up to 700 m long.

The Project is underlain by a belt of Archean age rocks consisting of northeast trending Timiskaming clastic sediments and intermediate to felsic volcanic and intrusive rocks, up to 2,000 meters wide, that is itself underlain by older Keewatin metamorphosed volcanics and sediments.

To date, 17 diamond drill holes have been completed into the corridor, of which 14 have been reported. With completion of the 2004 drill program, ValGold is digitally modeling the mineralization to date to facilitate the next round of drill holes.

In addition, new claim groups have been staked in both Horne and Lamport Townships. Both are located on-strike and west of the Tower Mountain project. The Horne Township claim group consists of 156 units (2,525 ha or 6,240 acres), located 5 km west of the Tower Mountain property. In Lamport Township, ValGold has staked 69 units that total 1,104 ha (2,730 acres). The units are situated 3 km south of the past producing Shebandowan nickel mine and 35 km west of Tower Mountain.

Manitoba Claims

ValGold holds interests in three groups of claims: - Mineral Exploration License 229 ("MEL 229"), the Big Claims and Stephens Lake Property.

MEL 229 is located about 70 km east of Gillam, Manitoba. In 2002, ValGold intersected serpentenized pyroxenite, a favourable rock type for nickel mineralization, in a diamond drill hole while exploring for diamonds in MEL 229. More recently, a ground geophysical survey completed by ValGold on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target. In the Thompson Belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements ("PGE" mineralization). ValGold has recently completed additional ground geophysical surveys and located a drill target for magnetic sulphide mineralization. Two diamond drill holes are planned for a total of 600m of core.

The Company entered into an option agreement to acquire 70% of the Big Claims property located 90 kilometres east of Gillam, Manitoba. The Big Claims are entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Palaeozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. A due diligence geophysical survey completed by ValGold suggests that a large magnetic anomaly covered by the property may represent a near flat-lying massive Sulphide target which in the Thompson belt has the potential for nickel + copper + Platinum Group Elements ("PGE") mineralization.

In view of the potential for massive sulphide mineralization, ValGold has staked approximately 30,000 hectares adjoining the Big Claims to the east in a package that measures 20 km by 15 km.

ValGold has entered into an agreement, with Sultan Minerals Inc. ("Sultan") and Cream Minerals Ltd.

("Cream"), or (the "Companies") have entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totaling 92,194 hectares of mineral licenses plus an additional 70,000 ha of staked property held by the Companies in the Province of Manitoba. .

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement, the Companies have granted to BHP the options (the "BHP Options") to acquire:

1. a 51% undivided interest in the Stephens Lake Property (the "**First Option**"); and
2. a 19% undivided interest in the Property (the "**Second Option**")
3. and in addition to the 51% interest; BHP agrees to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.

In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture: BHP Billiton - 70%; the Company - 10%, Cream - 10%; and Sultan - 10%. In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture: BHP Billiton - 51%; the Company - 1/3 of 49%; Cream - 1/3 of 49%; and Sultan - 1/3 of 49%. If after the joint venture is formed a party's interest falls to 10% or less, that party's interest will convert to a 1 % net smelter royalty.

The Stephens Lake Property is 70 kilometres in length and comprised of approximately 160,000 hectares of mineral leases situated 100 kilometres east of Gillim, Manitoba. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which, the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt

Hunter Gold Mine, Timmins, Ontario

In June, 2003, ValGold entered into an option agreement ("Agreement") to acquire a 100% interest in claims covering the Hunter Gold mine in Whitney Township, Ontario. ValGold has the exclusive right and option to earn 100% interest in the Property, subject only to royalties payable to the optionor, of 2.0% net smelter returns ("NSR") from production of gold, silver and other metals. ValGold will have the right to purchase 50% of the NSR from the optionor for $1,000,000 at any time up to the commencement of commercial production.

The Company had intended to commence a drilling program on the property before spring, but was unable to obtain a drill and the drilling program has been delayed and may be expected to start in the summer of 2004.

The Hunter Gold Mine (the "Mine") is reportedly the first gold property staked in the Timmins area. In 1907, prospector, G. Bruce, working for H. F. Hunter and Associates discovered the Mine's gold-bearing

quartz veins in a lakeshore exposure on east side of Porcupine Lake. Over the next few years, two fires that substantially destroyed the surface facilities and the operational hiatus caused by the First World War delayed the initial construction at the Mine. However, a shaft was ultimately advanced to a depth of about 750 feet and six mining levels were established. Mining in 1938 to 1940 produced 10,000 tons of development muck and stoped ore from which approximately 1,400 ounces of gold were recovered. Unfortunately, the mine had to shut down in 1940 with World War Two underway. After the war renewed exploration efforts produced promising results, but the operators were unable to attract any funding. In 1983 Wabigoon Resources Limited ("Wabigoon") acquired the Mine and over the following four years completed a program of surface and underground drilling (totaling 4,924m in 27 diamond drill holes), and mapping and sampling of the underground workings. In 1986, Wabigoon reported that the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m with an average cut gold grade of 10.3 gram per tonne (0.30 ounces per ton) across an average width of 1.3m. The high-grade assays for that determination were all cut to 1 oz/t Au.

The geology of the Timmins mining camp is well documented, as the camp is one of the most significant gold mining areas in the world. Rock types include Archean-age metamorphosed sedimentary, volcanic and intrusive units that form part of the Abitibi Greenstone Belt. This belt trends east-west over a length of 700 km and is from 20 to 100 km wide. Within the belt, all of the significant Timmins-area gold mines occur in the vicinity of the Destor Porcupine Fault ("DFP"), which is the region's most famous geological regional feature. The DFP parallels the Abitibi belt and occurs as a major break or lineament. Another important geological feature is the Porcupine syncline that represents a broad structural feature that extends from the central part of Tisdale Township into Whitney Township.

At the Hunter mine, most of the property is covered by glacial drift with the main outcrops occurring along the lakeshore of Porcupine Lake. Most of the geology of the property is known through the logging of diamond drill core and the mapping of the underground workings. The trend of the rock units is north 150 to 650 east with modest westerly dips. Rock units are mainly from the Upper Deloro Group and composed of rhyolite to dacite tuffs, tuff breccia and agglomerates sandwiched between distinctive 15m to 30m thick bands of fine-grained ultramafic flow rocks, "steatite". The gold mineralization occurs conformably within this sequence of Deloro group, all of which are folded into a series of west plunging isoclinal folds.

The gold mineralization occurs as a series of high-grade shoots within a zone up to 15m thick and over a strike length of 470m and to a depth of 200m as defined by drilling and underground work. Importantly, the mineralization is open both along strike to the north and south, and to depth. The zone consists predominantly of pale green, quartz-chlorite-ankerite-sericite schist that is an altered felsic tuff with volcanic fragments commonly recognized within the rock. Two stages of quartz veining may be found within the zone comprised of an early barren white to grey quartz and the auriferous veins that are typically pale brown, and carry minor amounts of pyrite and chalcopyrite in association with the gold.

Within the gold zone, a total of three shoots are indicated on each of the first and second mine levels. On the first level, which is about 73m below surface, the main shoot has an indicated length of 68m, an average grade of 10.3 g/t Au over a width of 1.3m. The shoot on the second level at a depth of 97m has a length of 81m and over a width of 1.3m grades 15.4 g/t Au. Wabigoon's drilling from surface has indicated the zone persists to a depth of 150m where intersections showed; 24.5 g/t Au over 2.7m, 26.1 g/t Au over 1.0m, 2.67 g/t Au over 1.3m and 8.85 g/t over 0.8m. These intersections were obtained from drill intersections spaced about 48m apart and about 60m below the second mine level.

Jinzhuang, China

In October 2003 ValGold entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings are located at three sites and are the product of over four hundred years of gold mining that dates back to the Ching Dynasty.

The agreement gives ValGold the exclusive right to develop and use the tailings for a period of ten years. Terms of the agreement include consideration of RMB 100 thousand yuan (approximately Cdn$18,000) immediately and an additional RMB 100 thousand yuan upon commencement of commercial production to be paid to the town of Jinzhuang. During the processing of the tailings an additional fee is to be paid to the town in the amount of RMB 1.80 yuan per cubic meter (approximately Cdn$0.17 per tonne) of tailings processed. Once processed, ownership of the tailings reverts back to the town.

The agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements for the years ended July 31, 2003 and 2002, and the notes thereto.

Liquidity, Capital Resources and Capital Expenditures

At January 31, 2004, ValGold's working capital, defined as current assets less current liabilities, was $5,025,469, compared with working capital of $1,860,474 at July 31, 2003 ("fiscal 2003").

During the six months ended January 31, 2004 ("fiscal 2004"), ValGold has expended $ 465,799 on the acquisition and exploration of its mineral property interests compared to $180,533 in the six months ended January 31, 2003 ("fiscal 2003"). Expenditures in fiscal 2004 included $185,792 on exploration costs on the Tower Mountain property, $16,899 on the acquisition and exploration of the Hunter Mine in Ontario, $11,139 on the Manitoba properties and $77,441 on the acquisition and exploration of the Horseshoe Properties in British Columbia. The Company has also entered into a tailings project in the province of Guangdong in China, the Jinzhuang project, and has expended $151,554 on acquisition and exploration to date.

ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($7,000 paid) and issue 100,000 common shares (30,000 issued) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

The Company signed an agreement with the town of Jinzhuang, in Guangdong province, China. This agreement gives the Company exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately $18,000 immediately, and $18,000 on commencement of commercial production. Production will also be subject to a royalty of approximately $0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

As at January 31, 2004, ValGold has capitalized $962,746 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba, Ontario and China.

During fiscal 2004 the Company completed a non-brokered private placement for 1,571,000 flow-through units at $0.35 per unit for gross proceeds of $549,850. Each unit is comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.40 for a period of 12 months from the date of closing of the private placement. The Company issued finder's fees to arm's length finders of 7.5% of the gross proceeds raised in the Offering and 149,900 non-transferable finder's fees warrants at a price of $0.40 per share.

A second non-brokered private placement of 2,099,500 units at $0.305 per unit for gross proceeds of $624,335 was also completed in fiscal 2004. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable to acquire one additional share at an exercise price of $0.40 per share for a period of 24 months from the date of closing. Finder's fees of 7% to 7.5% were paid in cash or units. Also, 129,700 non-transferable compensation warrants were issued, equal to 10% of the total number of units placed by certain agents, entitling the holder to purchase one additional common share at an exercise price of $0.40 for a period of two years.

The Company completed a third non-brokered private placement of 700,000 flow-through units at a price of $0.60 per unit for gross proceeds of $420,000. Each unit consists of one common share, and one-half of one non-transferable, share purchase warrant. Each whole warrant is exercisable for one common share at a price of $0.70 per share expiring December 18, 2004. Finders fees of 7.5% and non-transferable compensation warrants equal to 10% of the total number of flow through units were paid on found placees to two financial institutions.

In fiscal the Company exercised 1,000,000 warrants of Northern Orion Resources Inc. ("Northern Orion") at a price of $2.00 to obtain 1,000,000 common shares. In fiscal 2004, the Company sold 2,000,000 common shares of Northern Orion. Proceeds of $2.5 million were received on the sale of the shares, in addition to $200,000 received in fiscal 2003 for an option on 1,000,000 of the common shares of Northern Orion held by the Company.

During fiscal 2004, the Company has granted 1,100,000 stock options to directors, officers and employees at a price of $0.64 per share, expiring November 14, 2013 and January 19, 2014. A total of 20,000 stock options at a price of $0.25 were exercised to provide $5,000 to the treasury.

ValGold has no long-term debt outstanding.

Operating Results

Three months ended January 31, 2004, ("January 2004") compared to three months ended October 31, 2003 ("October 2003")

ValGold had earnings of $711,799, or $0.04 per common share in January 2004 compared to $1,034,211, or earnings per share of $0.07 in October 2003.

ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company, or $7,500 in January 2004 compared

to $7,500 in October 2003.

Legal, accounting and audit fees totalled $57,751 in January 2004 compared to $9,947 in October 2003. Legal, accounting and audit fees will likely increase throughout the current fiscal year due to the increased regulatory environment. Office and administration costs totalled $473,106 in January 2004 compared to $100,450 in October 2003. The office and administration costs include wages and an overhead charge for rent, shared office services and other costs related to administration of a public company. Also included in office and administration is $385,280 in stock-based compensation with no comparative expense included in October 2003.

Shareholder communications totalled $56,498 in January 2004 compared to $29,597 in October 2003. The Company utilizes the services of two investor relations' consultants. Fees paid to these advisors total $21,029 in January 2004 compared to $23,790 in October 2003. Activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. Also included in January 2004 is $1,061 in stock-based compensation paid to a consultant with no comparative expense in October 2003.

Travel and conference expenses totalled $1,667 in January 2004 compared with $Nil in October 2003. Property investigation costs totalled $265 in January 2004 compared to $9,816 in October 2003. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

ValGold is currently exploring in Canada and China so there are some foreign exchange risks. Foreign exchange gains totalled $99 in January 2004 compared to a loss of $13,278 in October 2003.

During January 2004 the Company sold 1,000,000 common shares of Northern Orion for a gain on sale of $1,295,600. In October 2003 the Company exercised 1,000,000 warrants of Northern Orion at a price of $2.00 to obtain 1,000,000 common shares. During October 2003, the Company sold 1,000,000 common shares of Northern Orion for a gain on sale of $1,199,100.

Three months ended January 31, 2004, ("January 2004") compared to three months ended January 31, 2003 ("January 2003")

ValGold had earnings of $711,799, or $0.04 per common share in January 2004 compared to a loss of $164,094, or a loss per share of $0.01 $1,034,211, in January 2003.

ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company, or $7,500 in January 2004 compared to $20,000 in January 2003.

Legal, accounting and audit fees totalled $57,751 in January 2004 compared to $8,953 in January 2003. Legal, accounting and audit fees will likely increase throughout the current fiscal year due to the increased regulatory environment. Office and administration costs totalled $473,106 in January 2004 compared to $107,186 in January 2003. The office and administration costs include wages and an overhead charge for rent, shared office services and other costs related to administration of a public company. Also included in office and administration is $385,280 in stock-based compensation with no comparative expense included in January 2003.

Shareholder communications totalled $56,498 in January 2004 compared to $23,711 in January 2003. The Company utilizes the services of two investor relations' consultants. Fees paid to these advisors total

$21,029 in January 2004 compared to $Nil in January 2003. Activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. Included in January 2004 is $1,061 in stock-based compensation paid to a consultant with no comparative expense in January 2003.

Travel and conference expenses totalled $1,667 in January 2004 compared with $6,512 in January 2003. Property investigation costs totalled $265 in January 2004 compared to $5,894 in January 2003. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

ValGold is currently exploring in Canada and China so there are some foreign exchange risks. Foreign exchange gains totalled $99 in January 2004 compared to a gain of $50 in January 2003.

During January 2004 the Company sold 1,000,000 common shares of Northern Orion for a gain on sale of $1,295,600. There was no comparative sale of investments in January 2003.

Six months ended January 31, 2004 ("fiscal 2004"), compared to six months ended January 31, 2003 ("fiscal 2003")

ValGold had earnings of $1,746,010, or $0.11 per common share in fiscal 2004 compared to a loss of $309,787, or a loss per share of $0.02 fiscal 2003.

ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company, or $15,000 in fiscal 2004 compared to $2,500 in fiscal 2003.

Legal, accounting and audit fees totalled $67,698 in fiscal 2004 compared to $13,612 in fiscal 2003. Legal, accounting and audit fees will likely increase throughout the current fiscal year due to the increased regulatory environment. Office and administration costs totalled $473,106 in fiscal 2004 compared to $207,004 in fiscal 2003. The office and administration costs include wages and an overhead charge for rent, shared office services and other costs related to administration of a public company. Included in office and administration is $385,280 in stock-based compensation compared to $nil in stock-based compensation in fiscal 2003.

Shareholder communications totalled $86,096 in fiscal 2004 compared to $32,816 in fiscal 2003. The Company utilizes the services of two investor relations' consultants. Fees paid to these advisors total $40,868 in fiscal 2004 compared to $Nil in fiscal 2003. Activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. Included in January 2004 is $1,061 in stock-based compensation paid to a consultant with no comparative expense in January 2003.

Travel and conference expenses totalled $1,667 in fiscal 2004 compared with $6,936 in fiscal 2003. Property investigation costs totalled $10,081 in fiscal 2004 compared to $57,095 in fiscal 2003. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. ValGold currently has three active exploration projects, the Tower Mountain project and the Hunter Gold Mine in Ontario and the Jinzhuang tailings project in China.

ValGold is currently exploring in Canada and China so there are some foreign exchange risks. Foreign exchange losses totalled $13,180 in fiscal 2004 compared to $5,209 in fiscal 2003.

During fiscal 2004 the Company sold 2,000,000 common shares of Northern Orion for a gain on sale of $2,494,700. The Company currently holds 883,333 common shares of Northern Orion and holds shares in other mining companies as long-term investments.

Risks and Uncertainties

ValGold explores for minerals and has been concentrating its efforts in Canada until its recent acquisition in China. No definitive ore reserves have yet been identified on any of the properties and ValGold is continually evaluating the results from the various exploration programs underway and analyzing future potential.

ValGold has no source of revenue other than interest income earned on cash held in investment accounts, or from the sale of its long-term investments in common shares of other mining companies. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of ValGold's exploration properties in that time frame. All of ValGold's short to medium-term operating and exploration expense must be derived from its existing cash position or external financing; however, ValGold believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent ValGold from receiving additional external financing if required, it would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Outlook

ValGold continues to maintain a good financial position. The Company holds investments in shares of other public companies which may be sold to provide additional working capital if required. Option agreements allow ValGold to continue with exploration programs with minimal dilution of stock and working capital. ValGold is a mining exploration company with no producing properties and consequently has no current mining income or cash flow. ValGold's policy is to capitalize all costs relating to the exploration of mineral properties in which it has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

ValGold's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.